Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

05010084

SEC MAIL PROCESSING RECEIVED JUL 2 6 2005 WASH, D.C. 192 SECTION

SUPPL

Basel, 20 July 2005

Roche posts very strong interim results

Roche Group

- **Group sales up 17%. Pharmaceutical sales grow three times faster than the global market**
- **Operating profit rises 30%, outpacing sales growth**
- **Positive net financial income**
- **Net income reaches 3.2 billion Swiss francs, surpassing last year's interim result, which included substantial exceptional gains**

Pharmaceuticals Division

- **Strong sales growth for oncology products and the anti-influenza drug Tamiflu results in significant additional market share gains**
- **Avastin, Tarceva and Boniva successfully launched**
- **Positive results from phase III clinical trials in rheumatoid arthritis and breast, lung and pancreatic cancers**

Diagnostics Division

- **Roche Diagnostics moves into the lead in Japan — now the number-one supplier of in-vitro diagnostics in all major market regions**
- **Operating profit margin (before exceptional items) remains significantly above the industry average**
- **Launch of next-generation Accu-Chek products off to a strong start**
- **US marketing clearance of first DNA chip-based test opens the way to more personalised treatment**

Outlook

- **Positive outlook for full-year 2005. Forecast for operating profit margin in the Pharmaceuticals Division (before exceptional items) raised again**

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

All growth rates are based on local currencies.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 8888 Fax 061 - 688 2775 http://www.roche.com

Commenting on the interim figures, Roche Chairman and CEO Franz B. Humer said, 'Roche performed extremely well in the first half of 2005. We increased our net income, strengthened our market position and made progress on major development projects. Our strong sales growth resulted in additional market share gains, and we saw a further significant improvement in the Group's earnings performance. Most important of all, though, are the very positive data coming out of so many of the Group's clinical trials. They signal new hope for many patients, particularly patients with cancer. The Diagnostics Division posted further sales growth amid difficult market conditions and is now the number-one supplier of in-vitro diagnostics in the world's five biggest markets. We therefore remain confident about the outlook for full-year 2005, despite the loss of our Rocephin patent in the United States, and we are raising our guidance again for the Pharmaceuticals Division.'

Key figures in millions of CHF

	Six months ended 30 June		% Change	
	2005	2004	in CHF	in local currencies
Sales	16,622	14,526	+14	+17
EBITDA[a)]	5,510	4,755	+16	+19
Operating profit before exceptional items	4,373	3,607	+21	+24
Operating profit	4,227	3,325	+27	+30
Profit from continuing businesses before exceptional items[b)]	3,332	2,604	+28	
Net income	3,242	3,121	+4	
Core earnings per share and non-voting equity security[b)] (in CHF)	3.69	3.06	+21	

a) EBITDA: Earnings before exceptional items and before interest and other financing costs, financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

b) Profit from continuing businesses before exceptional items and core earnings per share and non-voting equity security (diluted) are calculated as shown on p. 46 of Roche's 2005 Half-Year Report.

Roche Group

Significant sales growth

The Roche Group posted very strong operating results for the first half of 2005, led by its dynamic Pharmaceuticals Division. Group sales increased significantly, advancing 17% in local currencies to 16.6 billion Swiss francs. Expressed in Swiss francs and US dollars, sales for the period were up 14% and 20%, respectively. The Pharmaceuticals Division was the key growth driver. Its sales increased three times faster than the global market average and significantly ahead of the growth rates in the United States,

Europe and Japan, the division's three most important markets. In the Diagnostics Division sales in local currencies increased 4%, in line with global market growth.

Operating profit up substantially

The strong increase in interim sales had a very positive impact on the Group's earnings performance. Operating profit before exceptional items rose 24% in local currencies to 4.4 billion Swiss francs, and the corresponding operating profit margin improved substantially, rising 1.5 percentage points to 26.3%. The excellent sales growth more than offset significantly increased investments in Roche's strong development pipeline and in launch and pre-launch activities. For the first time, the operating results for 2005 and for the comparable restated period in 2004 include the costs of the Group's equity compensation plans for employees, which are recorded as an operating expense. The Group's improved earnings performance reflects the significantly higher operating profit margin in the Pharmaceuticals Division. The Diagnostics Division's operating profit margin was down slightly from a year ago as a result of expenses related to product launches.

Strong cash flow from operations

Cash generation from the Group's business operations remained strong at 6.1 billion Swiss francs, driven by an increase in EBITDA. EBITDA for the first six months rose 19% in local currencies to 5.5 billion Swiss francs, reflecting the success of Roche's operating activities.

Positive net financial income

As anticipated, net financial income showed a significant improvement over last year, thanks to the Group's strong positive cash flow and the restructuring of Group debt. Roche posted a positive financial income for the first half of 2005, with net income from financial assets and foreign exchange management exceeding financing costs.

Net income increased

Net income for the first six months rose 4% in Swiss francs to 3.2 billion francs. This more than compensated for the exceptional after-tax gain of 687 million Swiss francs realised in the first half of 2004, primarily on the 'LYONs IV' transaction. Excluding exceptional items, profit from continuing businesses increased 28%. The Group's return on sales margin was 19.5%.

There was a further significant improvement in the Group's financial position. The ratio of equity (including minority interests) to total assets is now 62%, and over 85% of total assets are financed long-term.

Outlook raised again for Pharmaceuticals and reaffirmed for Diagnostics

Roche is strengthening the outlook for the full year announced on 19 April 2005 and now expects the operating profit margin (before exceptional items) in the Pharmaceuticals Division to be better again than previously announced. The Pharmaceuticals Division continues to expect sales in local currencies to grow above the global market average at a double-digit rate. The Diagnostics Division expects sales for 2005 to show another above-market increase, with growth in the single-digit range. The Pharmaceuticals Division now expects its full-year operating profit margin (before exceptional items) to be better than the full-year margin for 2004. The Diagnostics Division anticipates the margin development to continue towards its goal of achieving an operating profit margin of around 23% (before exceptional items) in 2006.

Pharmaceuticals Division

Pharmaceutical sales grow three times faster than the global market

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales – Roche worldwide prescription group	12,652	+19	+22	100
EBITDA	4,335	+21	+24	34.3
Operating profit before exceptional items	3,608	+28	+32	28.5

The Pharmaceuticals Division posted very strong growth in the first half of 2005, with sales up 22% in local currencies[1] (19% in Swiss francs; 25% in US dollars). This was three times the global market growth rate of 7% and resulted in significant market share gains for Roche. Growth was driven primarily by strong demand for the division's oncology products, including the new cancer treatments Avastin and Tarceva, and for the anti-influenza drug Tamiflu.

Sales gains significantly outpaced market growth in each of the three key regions, North America, Europe and Japan. Divisional operating profit before exceptional items grew 32% in local currencies to 3.6 billion Swiss francs, and the operating profit margin before exceptional items improved significantly, by 2.1 percentage points to 28.5%.

Oncology — strong growth from key brands and stunning clinical data

The division's oncology portfolio delivered outstanding first-half growth of 36%. All major brands contributed to this strong performance, which further consolidates Roche's position as the world's

[1] For additional information on cost of sales, see p. 17 of Roche's 2005 Half-Year Report.

leading provider of cancer medications.

Over the last four quarters, cumulative worldwide sales of Avastin, for the treatment of colorectal cancer, exceeded one billion Swiss francs. In January the European Commission approved Avastin for the first-line treatment of patients with advanced colorectal cancer, and the launch roll-out has commenced. Recent phase III results have demonstrated significant clinical benefit in advanced non-small cell lung cancer and metastatic breast cancer, in addition to advanced colorectal cancer.

Tarceva, a novel targeted drug with proven survival benefit in advanced non-small cell lung cancer, was launched in the United States last November. Sales in the six months to 30 June exceeded expectations, reaching 145 million Swiss francs. Tarceva was approved in Switzerland in March and in June received a positive opinion from the EU's Committee for Medicinal Products for Human Use (CHMP) for the treatment of non-small cell lung cancer. Based on new data showing significant benefits with the drug in pancreatic cancer, an application for this indication has been submitted in the US, with a filing in the EU planned later this year.

Sales of MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), remained strong. Particularly good uptake was achieved outside the United States for the first-line treatment of indolent NHL and for aggressive NHL. Roche plans to file a marketing application with the EU authorities in the fourth quarter of 2005 for an additional indication, maintenance treatment of indolent NHL, based on data showing that MabThera/Rituxan can dramatically improve progression-free survival in patients with this form of the disease.

Herceptin, the only targeted treatment for HER2-positive breast cancer, posted significant sales growth in the first half of 2005. Demand for the product, which is currently approved for first-line therapy of advanced (metastatic) disease, remained strong in all key markets. Following dramatic results in three landmark clinical trials of the product as adjuvant treatment in early-stage HER2-positive breast cancer, Roche and Genentech are working to prepare marketing applications for this indication.

Sales of Xeloda continued their strong upward trend in the first half of 2005, with growth driven by a steady increase in prescriptions and stabilisation of wholesaler inventories in the United States. In March and June, respectively, the EU authorities and the US Food and Drug Administration (FDA) approved Xeloda for the adjuvant (after surgery) treatment of colon cancer. The new indication is expected to further accelerate prescription growth.

Anemia — strong market position maintained

Despite sustained price pressure in the anemia market as a whole, sales of NeoRecormon/Epogin for renal and cancer-related anemia grew steadily. The new prefilled syringe for once-weekly administration is now the top-selling dosage form of NeoRecormon for certain cancer-related anemias. Roche expects NeoRecormon sales in cancer-related anemia to continue to grow following a recommendation by the CHMP to update the product label. As a result, NeoRecormon will be indicated for the treatment of anemia in patients with all solid and lymphoid cancers receiving any form of chemotherapy.

Transplantation — continuing strong demand for CellCept

The Roche Group maintained its global market leadership in the transplantation market, with the immunosuppressant CellCept posting double-digit gains globally and in all key regions.

Virology — strong increase in Tamiflu sales

Pegasys, the only pegylated interferon approved for the treatment of hepatitis B and hepatitis C, maintained its market leadership and posted solid growth in the first half of 2005, helped by further regulatory approvals. Pegasys plus Copegus has now been approved by both the FDA and the European Commission for the treatment of hepatitis C in patients co-infected with HIV. Pegasys has also been approved for the treatment of hepatitis B in over 40 countries, including the United States, the EU and China.

First-half sales of Tamiflu grew very strongly, driven by a late but severe flu season and orders of pandemic readiness supplies. Worldwide sales of the drug increased more than fourfold, with sales in Japan alone tripling to 263 million Swiss francs. Following warnings by experts about the likelihood of an influenza pandemic, Roche has worked closely with a number of countries whose governments have agreed to stockpile Tamiflu and is in negotiation with several others. Regulatory filings have been submitted in Europe and the US for use of the product to prevent flu in children aged 1–12 years.

Fuzeon sales continued to increase steadily in the six months to 30 June, reaching 116 million Swiss francs. Growth was strongest in key European markets. Roche continues to roll out educational initiatives for patients and physicians to accelerate uptake of the product.

Other major products — Boniva launched in the US

Boniva, the first once-monthly oral bisphosphonate for the treatment and prevention of osteoporosis, was approved by the US regulatory authorities in March and launched in April by Roche and its comarketing partner GlaxoSmithKline. Initial market response has been in line with expectations. In June the CHMP recommended EU approval of once-monthly oral Bonviva (the product's trademark

outside the US).

Global sales of Xenical returned to growth in a flat market. In June the EU authorities approved the use of Xenical in obese adolescents aged twelve years and over. Xenical is now the only weight-loss treatment in the United States and the EU with labelling that provides guidance on use in adolescents.

Major development activities — positive phase III results in rheumatoid arthritis

The clinical development of CERA, the first continuous erythropoietin receptor activator for the treatment of anemia in chronic kidney disease and in cancer patients continues to progress. Roche expects to file applications for approval of CERA in renal anemia in 2006.

Development of MabThera/Rituxan for the treatment of rheumatoid arthritis (RA) is progressing according to plan. Positive results were achieved in a pivotal phase III trial in patients with an inadequate response to therapy with current biologics and in a phase IIb study in patients who had previously failed treatment with one or more disease modifying antirheumatic drugs. Global regulatory filings are scheduled for the second half of this year for the use of MabThera in RA patients with an inadequate response to current biologics.

Development of tocilizumab (previously known as MRA, from Roche's Japanese affiliate Chugai) is on track worldwide. International phase III studies in rheumatoid arthritis are well under way.

The division currently has 27 projects spanning a number of major new indications in late-stage clinical development and is planning to file nine new marketing applications over the next 18 months. In addition, twelve marketing applications were approved by US or EU regulators during the first half of this year.

Diagnostics Division

Now number one in all market regions

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales	3,970	+2	+4	100
- Diabetes Care	1,375	+2	+3	35
- Near Patient Testing	338	+1	+3	8
- Centralized Diagnostics	1,430	+4	+5	36
- Molecular Diagnostics	555	+3	+6	14
- Applied Science	272	-1	+1	7
EBITDA	1,311	0	+1	33.0
Operating profit before exceptional items	904	-3	-3	22.8

Roche Diagnostics' sales rose 4% in local currencies (2% in Swiss francs; 8% in US dollars) during the first half of 2005. The molecular diagnostics, diabetes care and immunodiagnostics portfolios continued to be the main growth drivers. Divisional operating profit (before exceptional items) was a strong 904 million Swiss francs, despite substantial investments for product launches planned for the second half of the year in Europe and the United States. At 22.8%, the division's operating profit margin remained significantly above the industry average. Owing to increased marketing costs for the launch of new products, the operating profit margin was down slightly from the previous year.[2] Sales of these products will contribute to accelerated sales growth in the second half of the year.

Roche Diagnostics moved into the number-one position in Japan, the world's second largest market for in-vitro diagnostic products, making it the industry leader now in all five of its market regions.

Diabetes Care — new generation of Accu-Chek products launched

In the first half of 2005 Diabetes Care began rolling out its new generation of state-of-the-art Accu-Chek products for improved diabetes management. The Accu-Chek Aviva blood glucose monitoring system and Accu-Chek Spirit insulin pump were successfully launched in their first European markets. Both devices have received 510K clearance from the FDA in the United States.

The FDA has officially informed Roche Diagnostics that it is in agreement with the action initiated by the division to address deficiencies in the manufacturing processes and documentation at the Burgdorf site in Switzerland. At the same time the FDA announced that it would be conducting its re-audit of the site at the end of July 2005.

[2] For additional information on the Diagnostics Division's interim results, see p. 19 of Roche's 2005 Half-Year Report.

Near Patient Testing — the market leader in rapid point-of-care diagnostics

Roche Near Patient Testing maintained its leadership in the fiercely competitive point-of-care market. The CoaguChek S system (coagulation monitoring), Accutrend GC and GCT systems (cholesterol monitoring) and Cardiac Reader (evaluation of suspected myocardial damage) made the biggest contribution to sales. Sales of Omni S and Omni C blood gas analysers and reagents grew significantly faster than the market.

Recent clinical trial data show that self-management of anticoagulant therapy with the CoaguChek S system reduces the frequency of bleeding complications by up to 70% and mortality after heart valve replacement by up to 60%. In addition to protecting patients from potentially life-threatening risks, CoaguChek S can also help healthcare systems reduce unnecessary treatment costs.

Centralized Diagnostics — immunodiagnostics drive growth

Growth in this business area was fuelled primarily by the continued upward trend in immunodiagnostics sales. Placements of Elecsys instruments rose approximately 20% for the period.

Additional data have confirmed the importance of Elecsys proBNP as a prognostic test for cardiovascular disease. A major study has now demonstrated that NT-proBNP is the most reliable marker for diagnosing heart failure in emergency patients. Another study has shown the clinical value of this innovative cardiac marker for stratifying risk in patients with stable coronary artery disease.

Molecular Diagnostics — world's first DNA chip-based test brought to market

Roche Molecular Diagnostics continued to expand its market lead, helped by robust sales of blood screening and women's health products, which remain the business area's key growth drivers.

Early this year the FDA cleared the AmpliChip CYP450 Test for clinical use. This DNA chip-based test can contribute to better, more personalised care by helping physicians predict how patients will respond to certain medicines.

The FDA approved the AmpliScreen HBV Test as a screening test to detect hepatitis B virus in donated whole blood, blood components, source plasma and other tissues from living donors. The agency also approved expanded use of the Cobas AmpliScreen HCV (hepatitis C virus) and HIV-1 Tests to screen organ and tissue donations. These approvals will help significantly increase the safety of tissue and organ transplants.

In May Roche Diagnostics and Applera reached a settlement on outstanding litigation and arbitration relating to the interpretation and performance of contracts between Roche and Applera for the commercialisation of PCR and real-time PCR technology.

Roche Diagnostics' LinearArray HPV Genotyping Test, which received CE mark approval in June, is the first commercially available test capable of detecting 37 genetic variants of human papillomavirus (HPV). HPV infection is recognised as the leading cause of cervical cancer.

In addition, the Linear Array HCV Genotyping Test, for determining the genotype of hepatitis C viruses, was launched in Europe in June.

Applied Science — significant sales growth expected

Roche Applied Science maintained its market position. A new addition to the business area's portfolio, the LightCycler 480 system for high-throughput DNA amplification, is expected to contribute to a significant increase in sales growth in the second half of this year.

An agreement signed with 454 Life Sciences (USA) in May of this year marks Roche Diagnostics' entry into the high-potential market for DNA sequencing products.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Additional Information

- Media release including a full set of tables: www.roche.com/med-cor-2005-07-20
- Half-Year Report 2005: www.roche.com/fir_halfyearrep_2005.htm
- Nine-months sales release 2005: 19 October (tentative)

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.